UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

120076104

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076104

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		302,130
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

302,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 120076104

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		822,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

822,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 120076104

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		738
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		822,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

738
	10	SHARED DISPOSITIVE POWER

822,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 120076104

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		177,611
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

177,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

177,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP No. 120076104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 342,411 Shares beneficially owned by KWM is approximately $2,615,232, including brokerage commissions. The aggregate purchase price of the 302,130 Shares beneficially owned by Philotimo is approximately $1,130,979, including brokerage commissions. The aggregate purchase price of the 177,611 Shares beneficially owned by PHLOX is approximately $2,495,309, including brokerage commissions. The aggregate purchase price of the 738 Shares beneficially owned by Mr. Kanen is approximately $4,794, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,750,444 Shares outstanding, as of December 5, 2022 which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2023.

A.	Philotimo
(a)	As of the close of business on January 6, 2023, Philotimo beneficially owned 302,130 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 302,130
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 302,130

(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	KWM
(a)	As of the close of business on January 6, 2023, KWM directly beneficially owned 342,411 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 302,130 Shares owned by Philotimo. KWM, as the advisor to the fund for PHLOX may be deemed the beneficial owner of the 177,611 Shares owned by PHLOX.

6

CUSIP No. 120076104

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 822,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 822,152

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Philotimo and PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Kanen
(a)	As of the close of business on January 6, 2023 Mr. Kanen directly beneficially owned 738 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 342,411 Shares owned by KWM, (ii) 302,130 Shares owned by Philotimo, and (iii) 177,611 Shares owned by PHLOX.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 738
2. Shared power to vote or direct vote: 822,152
3. Sole power to dispose or direct the disposition: 738
4. Shared power to dispose or direct the disposition: 822,152

(c)	Mr. Kanen made no transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of KWM, Philotimo and PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	PHLOX
(a)	As of the close of business on January 6, 2023, PHLOX beneficially owned 177,611 Shares.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 177,611
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 177,611

(c)	The transactions in the Shares by PHLOX since the previous filing are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

7

CUSIP No. 120076104

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

8

CUSIP No. 120076104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

9

CUSIP No. 120076104

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	(12,112)	18.7334	11/22/2022
Sale of Common Stock	(19,469)	18.7671	11/23/2022
Sale of Common Stock	(18,419)	18.9142	11/25/2022
Sale of Common Stock	(50,000)	19.2229	11/29/2022
Sale of Common Stock	(11,884)	24.5004	01/03/2023
Sale of Common Stock	(72,751)	24.6523	01/04/2023
Sale of Common Stock	(38,330)	24.5442	01/05/2023
Sale of Common Stock	(75,000)	24.7707	01/06/2023

KANEN WEALTH MANAGEMENT, LLC

Sale of Common Stock	(700)	18.505	11/22/2022
Sale of Common Stock	(1,500)	25.01	12/5/2022
Sale of Common Stock	(700)	25.1158	12/5/2022

PHILOTIMO FOCUSED GROWTH AND INCOME FUND

Sale of Common Stock	(3,961)	24.5004	01/04/2023
Sale of Common Stock	(24,251)	24.6523	01/05/2023
Sale of Common Stock	(25,000)	24.7707	01/06/2023